TORYS LLP
NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
Direct Fax 212.682.0200
dmiller@torys.com

04036319

August 10, 2004

By Mail

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madam:

Re: Grande Cache Coal Corporation (the "Company")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34802

On behalf of our client, Grande Cache Coal Corporation, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Company's:

1. Press Release, dated August 9, 2004, including the Company's Management's Discussion and Analysis and Consolidated Financial Statements for the fiscal quarter ended June 30, 2004; and

2. Chief Executive Officer and Chief Financial Officer Certifications of Interim Filings on Form 52-109FT2.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of the this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel M. Miller

Enclosure

cc: Robert H. Stan
Grande Cache Coal Corporation
Fred D. Davidson
Burnet, Duckworth & Palmer LLP

dlw 8/18

4054673.1
01549-2002

GRANDE CACHE COAL CORPORATION

NEWS RELEASE

GRANDE CACHE COAL CORPORATION ANNOUNCES FIRST QUARTER 2005 FINANCIAL RESULTS

Calgary, Alberta (GCE-TSX), August 9, 2004 – Grande Cache Coal Corporation ("Grande Cache" or the "Corporation") is pleased to announce its financial and operating results for the three months ended June 30, 2004.

Highlights of the first quarter include:

- During the first quarter, Grande Cache invested $2.2 million in capital projects, and anticipates capital expenditures for the underground mine, processing plant and site infrastructure will be approximately $25 million during the 2005 fiscal year. Capital requirements for the proposed surface mine are being finalized and will be dependent on receipt of required government approvals.

- At June 30, the Corporation continued to be in the development stage, focused on restarting mining operations in the Smoky River Coalfield, near Grande Cache, Alberta. The Corporation had a loss in the quarter of $0.5 million due primarily to general and administrative expenditures.

- Grande Cache completed its initial public offering on May 12, 2004, raising net proceeds of $53.3 million. The proceeds of the offering provide the Corporation with the funding necessary to equip, mobilize and begin production in the No. 7-4 underground mine and fund future development activities.

"We are on target with our plan for development of underground mining operations. Logging of the road and portal areas has been completed and construction of the road and portal is underway." said Robert Stan, President and Chief Executive Officer. "We continue to await government approvals to restart surface mining operations in areas that were abandoned several years ago by the former operator."

Grande Cache is an Alberta based metallurgical coal mining company whose experienced team of coal professionals are developing a long-term mining operation to produce metallurgical coal for the export market from Grande Cache's coal leases covering over 15,000 hectares in the Smoky River Coalfield located in west-central Alberta. Grande Cache's common shares are listed on the Toronto Stock Exchange under the trading symbol "GCE".

Management's Discussion & Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended June 30, 2004 and the audited consolidated financial statements, notes and related MD&A thereto of Grande Cache Coal Corporation (the "Corporation") for the fiscal year ended March 31, 2004. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principals. In accordance with regulatory guidelines, the Corporation has not presented comparative figures for prior quarterly periods as the Corporation became a public entity on May 12, 2004 and comparative figures were not available for prior quarterly periods. This discussion provides management's analysis of the Corporation's historical financial and operating results and provides estimates of the Corporation's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of August 9, 2004.

Certain information set forth in this MD&A, including management's assessment of the Corporation's future plans and operations, contains forward-looking statements, which are based on the Corporation's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. Readers are cautioned that these statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Corporation's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Many of these risks and uncertainties are described in the Corporation's 2004 Annual Information Form. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All references are to Canadian dollars unless otherwise indicated.

Financial Overview

(thousands of dollars)	As at June 30 2004	March 31 2004
Balance Sheet		
Total assets	64,455	5,585
Long-term liabilities	291	77
Shareholders' equity	57,968	5,044

(thousands of dollars, except per share amounts)	Three months ended June 30 2004
Income Statement	
Revenue	137
Net loss	(493)
Basic and diluted loss per share	(0.02)

As at June 30, 2004 the Corporation continued to be in a development stage and was focused on re-establishing mining activities in the Smoky River Coalfield near Grande Cache, Alberta. Production has not commenced and as a result, there are no results from operations. The net loss for the quarter ended June 30, 2004 was $0.49 million and consisted primarily of general and administrative expenses.

Revenue

The Corporation has not yet commenced commercial production and has no source of operating revenue at this time. Interest revenue on short term investments of $0.14 million was earned in the quarter.

Costs and Expenses

General and administrative expenses were $0.60 million during the first quarter of 2005. The general and administrative expenses were comprised mainly of salaries, consulting fees, legal fees, general office overheads and stock-based compensation. Interest expense during the quarter was $0.02 million.

Depreciation and accretion were $0.01 million for the three months ended June 30, 2004.

Liquidity and Capital Resources

As at June 30, 2004, the Corporation's cash and cash equivalents position increased to $56.74 million from $0.34 million at March 31, 2004. Cash provided by financing activities was $58.80 million. The increase was due primarily to proceeds on issuance of share capital from completion of the Corporation's initial public offering on May 12, 2004. Net proceeds from the initial public offering were $53.33 million. These funds will be used to equip, mobilize and commence production from the Corporation's underground mining operations and fund development activities.

An advance payment agreement the Corporation entered into with a Japanese trading company generated proceeds of $5.34 million on the issuance of a note payable. The trading company advanced U.S.$4.00 million to the Corporation for certain mine development and operational activities. Repayment of this advance will occur through a reduction in the sales price of future coal shipments to the trading company, which is expected to occur over the course of the next year. The advance must be repaid by September 30, 2005. The net change in non-cash working capital related to financing activities was $0.18 million.

Cash used in operating activities was $0.61 million. Cash flow from operations continues to be negative as the Corporation has not commenced commercial production. The net change in non-cash working capital was $0.21 million.

Investing activities resulted in a use of cash of $1.79 million in the quarter. Additions to long term assets of $2.03 million were partially offset by changes in non-cash working capital of $0.58 million related to the investing activities.

The Corporation does not hold any long term debt and there are no off balance sheet financing structures in place at June 30, 2004. The only long term liability of the Corporation is asset retirement obligations with a present value of $0.29 million. These amounts are covered by a cash deposit of $0.08 million and a $0.34 million letter of credit provided to the Alberta Government, which is currently secured by cash.

Subsequent Events

Options to purchase 200,000 common shares at an exercise price of $3.70 were granted to directors and employees of the Corporation under the Corporation's share option plan on July 22, 2004. The options have a five year term. Options to purchase 125,000 of the common shares vest immediately and options to purchase 75,000 of the common shares are subject to a two year vesting period.

On August 4, 2004, 605,000 warrants to purchase common shares were exercised by an agent at price of $2.60 each.

Outlook

Operations

The Corporation's initial public offering in May 2004 has provided the funding required to enable the commencement of commercial production in the 2005 fiscal year. It is anticipated that underground mining will begin in the fall of calendar year 2004 and shipments to customers will commence before the end of the current calendar year.

Department managers and administrative personnel were hired in July and August, with further staff positions expected to be filled over the next several months. Processing employees have been employed with the first crew to be onsite in mid-August. Interviews to fill underground and maintenance positions are ongoing with start dates expected in the second quarter.

The Corporation intends to proceed with surface mining development plans using a mining contractor for the No.12 Mine South B2 Extension Phase 1 ("No.12S B2") mine. An application has been made to Alberta Environment for an amendment to the existing approval for the No.12S B2 mine and discussions are ongoing with government agencies regarding terms and conditions of approval and reclamation security. The public notice period is complete, and the Corporation is awaiting final government approvals.

Underground mining equipment has been ordered and is expected to be delivered in October 2004. Construction of the access road and portal for the No. 7-4 underground mine is underway and is being completed by one of Canada's largest mining contractors. Negotiations with this company for mining services at the No.12S B2 surface mine and

coal haulage from both mines to the processing facilities are in an advanced stage and expected to be finalized when government approval to commence surface mining operations is received. Refurbishment of the processing facilities is underway to ensure that coal can be processed as soon as mining commences.

The Corporation is in the process of applying to the government for a drilling program on No. 8 mine to finalize reserves in preparation for development of the next mining operation, with drilling expected to start in the second quarter.

Negotiations are ongoing with both rail and port service providers for the Corporation's transportation and vessel loading requirements. Both the rail and port facilities have capacity available to handle the Corporation's products and negotiations are ongoing to establish terms.

Metallurgical Coal Markets

The global demand for metallurgical coking coal remains extremely strong at the present time as international steel production remains high. The worldwide supply of metallurgical coal remains tight and prices, which have risen dramatically over the past year, are expected to remain strong.

The Corporation is in the process of finalizing contracts with Korean and Japanese customers, and expressions of interest have been received from European customers. A letter of intent to supply a Japanese trading company with 500,000 tonnes of metallurgical coal per year for a multi-year period has been entered into, with 250,000 tonnes to be supplied by March 31, 2005. Also, a memorandum of understanding has been entered into with an integrated steel producer in Korea to supply approximately 600,000 tonnes of metallurgical coal per year, with 300,000 tonnes to be supplied by March 31, 2005. As is customary in the metallurgical coal markets, the prices under these multi-year commitments are to be negotiated annually.

Capital Expenditures

Capital expenditures related to the commencement of commercial production are anticipated to be approximately $25 million during the current fiscal year. These expenditures include the purchase of underground mining equipment, infrastructure for the No. 7-4 underground mine, process facilities rehabilitation, mine development and permitting and other site services and facilities necessary to produce and ship metallurgical coal. Capital requirements for the proposed No. 12S B2 mine have not yet been finalized and will be dependent on receipt of the required government approvals to restart mining in this area.

Other Information

The Corporation has not entered into any off-balance sheet arrangements at this time. Looking forward, it is anticipated that export trade credit insurance will be used to provide security for non-payment on coal sale transactions.

As at August 9, 2004, there were 37,071,690 common shares issued and outstanding. In addition, there were 1,400,000 common stock options outstanding, exercisable at a price of $1.00 per share on or before March 21, 2009, and 200,000 common stock options exercisable at a price of $3.70 per share on or before July 21, 2009. There were also 605,000 warrants outstanding, exercisable at a price of $2.60 per share on or before May 12, 2005.

Additional Information

Additional information regarding the Corporation and its business operations, including the Corporation's annual information form for the fiscal year ended March 31, 2004, is available on the Corporation's SEDAR company profile at www.sedar.com.

Grande Cache Coal Corporation
Consolidated Balance Sheets
(thousands of Canadian dollars)

	June 30 2004 (Unaudited)	March 31 2004 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 56,737	$ 337
Restricted cash (note 3)	341	-
Accounts receivable and prepaid expenses	267	55
	57,345	392
Deposit for future reclamation expenditures	82	82
Mineral properties and development costs	3,904	3,380
Buildings and equipment	3,124	1,416
Other assets	-	315
	$ 64,455	$ 5,585
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 861	$ 464
Notes payable (note 4)	5,335	-
	6,196	464
Asset retirement obligations (note 5)	291	77
	6,487	541
Shareholders' Equity		
Share capital (note 6)	59,868	7,189
Contributed surplus	747	9
Deficit	(2,647)	(2,154)
	57,968	5,044
	$ 64,455	$ 5,585

See accompanying notes to the financial statements.

Grande Cache Coal Corporation
Consolidated Statement of Loss and Deficit
(thousands of Canadian dollars)

	Three months ended June 30 2004 (Unaudited)
Interest revenue	$ 137
Expenses	
General and administrative	597
Interest on notes payable (note 4)	24
Depreciation and accretion	9
	630
Net loss	(493)
Deficit, beginning of period	(2,154)
Deficit, end of period	$ (2,647)
Net loss per share (note 7)	
Basic and diluted	$ (0.02)

Note: As the Corporation did not become a public entity until May 12, 2004, there are no comparative figures for prior periods.

See accompanying notes to the financial statements.

Grande Cache Coal Corporation
Consolidated Statement of Cash Flows
(thousands of Canadian dollars)

	Three months ended June 30 2004 (Unaudited)
Cash provided by (used for)	
Operating activities	
Net loss	$ (493)
Items not affecting cash	
Stock-based compensation (note 8)	8:
Depreciation and accretion	9
Cash flow from operations	(399)
Net change in non-cash working capital relating to operating activities	(214
	(613)
Financing activities	
Proceeds on issuance of share capital (note 6)	57,20
Initial public offering costs (note 6)	(3,553
Proceeds on issuance of note payable (note 4)	5,33:
Net change in non-cash working capital relating to financing activities	(179
	58,80:
Investing activities	
Additions to mineral properties and development costs	(313)
Additions to buildings and equipment	(1,714
Restricted cash (note 3)	(341)
Net change in non-cash working capital relating to investing activities	578
	(1,790)
Cash inflow	56,400
Cash and cash equivalents, beginning of period	33'
Cash and cash equivalents, end of period	$ 56,73'

Note: As the Corporation did not become a public entity until May 12, 2004, there are no comparative figures for prior periods.

See accompanying notes to the financial statements.

(thousands of Canadian dollars, except per share amounts)

1. Basis of Presentation

The interim consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies as the consolidated financial statements for the year ended March 31, 2004, except for note 2.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report for the year ended March 31, 2004.

Reclassification

Certain prior years' figures have been reclassified to conform to the presentation adopted in the current year.

2. Foreign Currency Translation

Foreign currency assets and liabilities are translated into Canadian dollars at the month-end exchange rate for monetary items and at the historical exchange rate for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Foreign currency gains and losses are included in income immediately.

3. Mineral Properties and Development Costs

The Corporation has acquired seven crown coal leases ("Leases") in the Grande Cache, Alberta area, each for a term of 15 years. The Corporation is committed, under the Lease terms, to paying an annual lease rental and a future royalty on all coal recovered from these Leases during their respective terms. The Corporation is also required to meet certain milestones under these Lease agreements or the Crown can, at its sole discretion, terminate the Leases. These milestones include:

- commence development of an underground mine by September 30, 2004;
- achieve average coal production of 15,000 tonnes per month from the No. 7-4 underground mine by December 31, 2004;
- commence development of No. 12S B2 mine by September 30, 2004;
- achieve average coal production of 10,000 tonnes per month from the No. 12S B2 open pit mine by December 31, 2004.

Development of the underground mine has commenced.

A cash-secured letter of credit for $341 was provided to the Alberta Minister of Finance for abandonment security to cover anticipated costs of surface reclamation for No. 7-4 mine and associated haul roads.

4. Notes Payable

The Corporation entered into a coal sale agreement dated April 13, 2004 with a Japanese trading company (the "Trading Co.") for the sale of approximately 250,000 tonnes of metallurgical coal to the Trading Co. by March 31, 2005. In conjunction with the coal sale agreement, the parties entered into an advance payment agreement pursuant to which the Trading Co. agreed to advance up to U.S.$4,000 to the Corporation to be used by the Corporation for certain development activities and operations of its mining properties near Grande Cache, Alberta. Interest is payable on the outstanding balance at LIBOR plus 2% per annum, but in any event, shall not exceed U.S. $100 over the term of the advance. Repayment of the advance occurs through a reduction in the price per tonne otherwise payable by the Trading Co. for coal delivered under the coal sale agreement. As security for this advance, the Corporation granted the Trading Co. a demand debenture on all present and after-acquired property of the Corporation. The Corporation must repay the advance not later than September 30, 2005 and has the option to repay, without penalty, the outstanding balance of the advance at any time and thereafter obtain the discharge of the debenture.

As at June 30, 2004, the Trading Co. has advanced U.S.$4,000 to the Corporation pursuant to the advance payment agreement. As the advance was denominated in U.S. dollars, changes in the US/Canadian dollar exchange rate will impact the carrying value of the note.

Interest expense on the note of $24 was recorded in the quarter ended June 30, 2004.

5. Asset Retirement Obligations

Future asset retirement obligations were estimated by management based on the Corporation's estimated costs to fulfill its legal asset retirement obligations. The Corporation has estimated the net present value of its asset retirement obligations to be $291 as at June 30, 2004 based on a total future liability of $420. The Corporation used a credit adjusted risk free rate of 5.5% to calculate the present value of the asset retirement obligation.

The following table reconciles the Corporation's asset retirement obligations:

		June 30 2004
Balance, beginning of period	$	77
Increase in liability		211
Accretion expense		3
Balance, end of period	$	291

6. Share Capital

Authorized

Unlimited common shares

Issued

(thousands)	June 30 2004 Number		Stated Value
Common shares			
Balance - March 31, 2004	6,067	$	485
Shares issued on initial public offering	22,000		57,200
Conversion of Series 1 preferred shares to common shares	8,400		6,825
Balance – June 30, 2004	36,467		64,510
Series 1 preferred shares			
Balance – March 31, 2004	6,825	$	6,825
Conversion of Series 1 preferred shares to common shares	(6,825)		(6,825)
Balance – June 30, 2004	-		-
			64,510
Less: Share issuance costs			4,642
		$	59,868

On May 12, 2004, the Corporation completed its initial public offering of 22.0 million common shares at a price of $2.60 per common share for gross proceeds of $57,200. This included the full exercise by the agents of their over-allotment option to sell an additional 2.0 million common shares. Net proceeds to the Corporation, after deducting the agent's fee of $3,146 and cash costs of the offering of $721 were $53,333.

Following the completion of the offering, all issued and outstanding Series 1 preferred shares were exchanged into common shares with a conversion factor of 1.23 common shares for each preferred share. Holders of Series 1 preferred shares were not entitled to any accrued and unpaid cumulative dividends up to the date of exchange.

Warrants

The Corporation issued warrants to purchase 1.21 million common shares at an exercise price of $2.60 per common share for a period of 12 months from the closing date of the offering. The non-cash stock-based compensation expense of the warrants of $653, as calculated using the Black-Scholes model, was recorded as a share issuance cost.

7. Net Loss per Share

The following reconciles the denominators for basic and diluted net loss per share calculations. The treasury stock method is used to determine the dilutive effect of the share options. The effect of all option exercises would be anti-dilutive to the loss per share.

(thousands, except per share information)		June 30 2004
Weighted average shares outstanding - basic and diluted		22,436
Net loss	$	(493)
Loss per common share:		
Basic and diluted	$	(0.02)

8. Stock-Based Compensation

Total stock-based compensation expense included in general and administrative expenses for the quarter was $85 and was a result of the Corporation's share option plan.

The Corporation has a share option plan, pursuant to which the board of directors or a committee thereof may from time to time grant options to purchase common shares. Share options granted under the plan have a term of five years and vest in equal amounts over three years. Details of the options outstanding are as follows:

	Common Shares		
(thousands of shares)	Number		Exercise Price
Options – March 31, 2004	1,400	$	1.00
Granted	-		-
Cancelled	-		-
Exercised	-		-
Outstanding – June 30, 2004	1,400	$	1.00

There were no options exercisable at June 30, 2004 and all outstanding options expire March 21, 2009.

(thousands of Canadian dollars, except per share amounts)

9. Commitment

The Corporation entered into an operating lease for office premises in Grande Cache commencing June 2004 and expiring December 2004 with a commitment, excluding occupancy costs, of approximately $50.

10. Related Party Transactions

Prior to the Corporation's initial public offering, management fees of $23, which have been included in general and administrative expenses, were paid to companies owned by two directors of the Corporation. These transactions were in the normal course of business and were measured at the exchange amount, which was the consideration agreed to by the parties.

11. Subsequent Events

Options to purchase 200,000 common shares at an exercise price of $3.70 were granted to directors and employees of the Corporation under the Corporation's share option plan on July 22, 2004. The options have a five year term. Options to purchase 125,000 of the common shares vest immediately and options to purchase 75,000 of the common shares are subject to a two year vesting period.

On August 4, 2004, an agent of the initial public offering exercised 605,000 warrants to purchase common shares at price of $2.60 each.

For further information, please contact either:

Robert H. Stan, President and Chief Executive Officer or
Thomas E. Pierce, Vice President, Finance and Chief Financial Officer

Grande Cache Coal Corporation
Suite 250, 703 - 6th Avenue S.W.
Calgary, Alberta T2P 0T9
Canada

Telephone: (403) 543-7070
Facsimile: (403) 543-7092
www.gccoal.com

This news release contains certain forward-looking statements, which are based on Grande Cache's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Grande Cache's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; uncertainties associated with estimating the quantity and quality of coal reserves and resources; commodity prices, currency exchange rates, capital expenditures and debt service requirements; changes to legislation; liabilities inherent in coal mine development and production; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, mining and processing technical problems; ability to obtain required mine licenses, mine permits and regulatory approvals required to proceed with mining and coal processing operations; ability to comply with current and future environmental and other laws; actions by governmental or regulatory authorities including increasing taxes and changes in other regulations; and the occurrence of unexpected events involved in coal mine development and production. Grande Cache disclaims any responsibility to update these forward-looking statements. Many of these risks and uncertainties are described in Grande Cache's 2004 Annual Information Form, Grande Cache's Management's Discussion and Analysis and other documents Grande Cache files with the Canadian securities authorities. Copies of these documents are available without charge from Grande Cache or may be accessed on Grande Cache's website (www.gccoal.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

File No. 82-34802

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ROBERT H. STAN, President and Chief Executive Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation, (the "issuer") for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 9, 2004

(Signed) Robert H. Stan

Robert H. Stan
President and Chief Executive Officer
Grande Cache Coal Corporation

G:\060124\0001\Financial Statements\2004\CEO Certification interim cert (Transition Period)(Stan).doc

File No. 82-34802

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, THOMAS E. PIERCE, Vice-President, Finance and Chief Financial Officer of Grande Cache Coal Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Grande Cache Coal Corporation, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 9, 2004

(Signed) Thomas E. Pierce

Thomas E. Pierce
Vice-President, Finance and Chief Financial Officer
Grande Cache Coal Corporation

G:\060124\0001\Financial Statements\2004\CFO Certification interim cert (Transition Period)(Pierce).doc